POINTS INTERNATIONAL LTD.

Annual Information Form

March 26, 2009

Information presented herein is current as of March 26, 2009, unless otherwise indicated. All dollar amounts are in United States Dollars unless otherwise indicated.

Table of Contents

CORPORATE STRUCTURE	- 1 -

GENERAL DEVELOPMENT OF THE BUSINESS	- 1 -

GENERAL DESCRIPTION OF THE BUSINESS	- 2 -
Summary	- 2 -
Method of Providing Services	- 3 -
Specialized Skill and Knowledge	- 3 -
Competitive Conditions	- 3 -
Intangible Property	- 4 -
Seasonality	- 4 -
Economic Dependence	- 4 -
Changes to Contracts	- 4 -
Employees	- 4 -

REORGANIZATIONS	- 5 -

RISK FACTORS	- 5 -

DIVIDENDS	- 5 -

GENERAL DESCRIPTION OF CAPITAL STRUCTURE	- 5 -

MARKET FOR SECURITIES	- 6 -

DIRECTORS AND EXECUTIVE OFFICERS	- 7 -
Current Directors	- 7 -
Current Executive Officers	- 7 -
Security Holdings	- 8 -

AUDIT COMMITTEE	- 8 -
Audit Committee Charter	- 8 -
Composition of the Audit Committee	- 8 -
Relevant Education and Experience	- 8 -
External Auditor Service Fees (By Category)	- 8 -
Corporate Cease Trade Orders or Bankruptcies	- 9 -

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	- 9 -

TRANSFER AGENT	- 9 -

INTEREST OF EXPERTS	- 9 -

ADDITIONAL INFORMATION	- 9 -

The following Annual Information Form (“AIF”) of Points International Ltd. (which is also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s audited consolidated financial statements (including the notes thereon) for the year ended December 31, 2008. Further information, including Points’ Management Discussion and Analysis (“MD&A”) for the year ended December 31, 2008 and the Management Information Circular for the 2009 Annual Shareholders Meeting (“MIC” or “Management Information Circular”), may be accessed at www.sedar.com or www.sec.gov. For any forward-looking statements contained or referenced herein, please see “Forward-Looking Statements” in the above-mentioned MD&A. All financial data herein has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all dollar amounts herein are in United States Dollars unless otherwise specified.

CORPORATE STRUCTURE

Points International Ltd. is a corporation continued under the Canada Business Corporations Act. The head and registered office of the Corporation is 179 John Street, Suite 800, Toronto, Ontario, M5T 1X4.

Following a corporate reorganization completed on January 1, 2009, the Corporation now has three wholly-owned direct subsidiaries: (a) Points.com Inc., a corporation amalgamated under the Business Corporations Act (Ontario), (b) Points International (UK) Limited, a company incorporated under the laws of the United Kingdom, and (c) Points International [U.S.] Ltd., a corporation incorporated under the laws of the State of Delaware. Further details of the reorganization are set forth in the Section below titled “Reorganizations”.

GENERAL DEVELOPMENT OF THE BUSINESS

In 2007, the Corporation initiated several important changes in its Ecommerce Services business. In particular, the Corporation introduced new and existing partners to its reseller arrangement whereby the Corporation takes a principal role in the sale and transfer of loyalty points for its partners. The Corporation launched beta versions of two new products to be offered on its Points.com portal: Book with Points and the Global Points Exchange (GPX). Book with Points is a product that allows end consumers the ability to use their loyalty points to book a hotel room as a reward through the Points.com website. The GPX product, launched in December 2007, is the world’s first peer-to-peer exchange for loyalty points for end consumers. Finally, significant enhancements were made to the Corporation’s private branded Ecommerce Services platform to shorten implementation timelines, optimize ongoing support costs and facilitate increased transactions for partners.

In June of 2008, the Corporation and IAC/InterActiveCorp, through its wholly-owned subsidiary Points Investments, Inc. (“IAC”), completed a secondary and treasury public offering of common shares of the Corporation. Under the offering, IAC sold 27,848,128 common shares of the Corporation (“Common Shares”), and the Corporation issued and sold 1,591,322 Common Shares, to a syndicate of underwriters led by RBC Capital Markets. In connection with the offering, IAC exercised its right to convert the Series Two and Series Four Preferred Shares in the capital of the Corporation into 29,439,450 common shares and then surrendered 1,591,322 common shares to the Corporation for cancellation. As part of the offering, IAC’s registration rights agreement with the Corporation was terminated and IAC’s nominees to the Corporation’s board of directors stepped down.

GENERAL DESCRIPTION OF THE BUSINESS

The Corporation operated in one segment in each of 2008 and 2007.

Summary

The Corporation provides a range of ecommerce and technology services to loyalty program operators using a common proprietary infrastructure. At a general level, these services are comprised of: (a) a consumer focused reward management website (“www.points.com” or “Points.com”); and (b) a wide range of white label and private branded ecommerce services (“Ecommerce Services”)that enable the sale of loyalty currencies (frequent flyer miles, hotel points, credit card points, etc.), both retail and wholesale, and enhance loyalty program consumer offerings and their back end operations.

Points.com offers members of multiple loyalty programs the ability to track and manage their loyalty currencies much like their financial assets. Through this portal, users are able to use their loyalty currencies to conduct unique redemptions into retail goods or gift certificates (called “Redeem”), trade their loyalty currencies with other Points.com users through a newly launched peer-to-peer marketplace (called the “Global Points Exchange”or “GPX”), trade their loyalty currencies directly into another participating loyalty program (called “Swap”), pay for a hotel room (called “Book with Points”), or earn additional loyalty currency by making purchases at an online shopping mall platform (called “Earn”). To facilitate these transactions, the Corporation has agreements with participating loyalty program operators. There are other transactions available to the consumer at Points.com including a paid annual membership that affords the user additional benefits. The Corporation has also begun to sell advertising space on the web site as well as in its email communications.

The Ecommerce Services provided by the Corporation include:

•	The online sale of loyalty currency direct to program members in order for the members to top-up their accounts to reach a redemption threshold (this service is called “Buy” or “Gift”).

•

The online transfer of pre-existing loyalty currency from one member into another member’s account, typically a family member or friend, as another means of enabling that other member to accumulate sufficient miles or points to reach a redemption threshold (this service is called “Transfer”).

•	The wholesale distribution of loyalty currency to third parties who then use it as a customer or employee incentive (this service is called “Corporate”).

•

The wholesale distribution of generic ‘airline mileage codes’ to third parties that their customers can then turn into miles in the participating loyalty program of their choice (this service is called “Air Incentives”).

•	The sale of top tier status on behalf of loyalty program operators to eligible members (this service is called “Elite”).

•	The provision of online auctions where program members can bid on goods and services using loyalty currency (this service is called “Auction”).

•

An online shopping mall platform where affiliate commissions are partly used to fund an extra incentive of miles or points for a loyalty program’s members (this service is called “Private Branded Earn”).

•	An online travel booking service using miles and points as the form of payment (this service is called “Private Branded Book with Points”).

•	Back end integration services to loyalty program operators to facilitate bilateral currency transfer relationships (this service is called “Integrate”).

The majority of the Corporation’s loyalty program partners operate in the United States. The Corporation also has a significant European customer base.

Method of Providing Services

The Corporation’s services are generally delivered through web-enabled ecommerce solutions.

Specialized Skill and Knowledge

The Corporation currently employs seven executive officers. The current senior management team possess over 50 years of aggregate loyalty industry experience, and has managed large loyalty programs, sales forces and technology systems. The success of the Corporation is dependent upon the experience of such key personnel and loss of such personnel could adversely affect the Corporation’s business, operations and prospects.

In addition, the Ecommerce Services are a proprietary technology. As a result, the Corporation is also dependent upon its ability to retain talented and highly skilled information technology professionals to maintain, build and operate the technology infrastructure. The loss of these individuals and the inability to attract and retain highly qualified employees could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Competitive Conditions

Several indirect competitors are currently in the market with limited product offerings. Other Internet websites that offer financial and account aggregation and management are potential competitors. These indirect and potential competitors currently offer a product similar to the Corporation’s Balance Tracker, but do not offer any of the transaction options available on Points.com, such as, Swap, Earn and Buy. Management believes that none of these competitors are actively partnering with loyalty programs to independently provide a service similar to Points.com. Rather, these indirect competitors are only able to retrieve and display member account information. However, it is possible that one or more of the indirect or potential competitors could, in the future, compete directly with Points.com.

The Corporation must compete with a wide range of companies that seek to provide business solutions technology, from small companies to large. Many existing and potential competitors do or could have greater technical or financial resources than the Corporation. The financial performance of the Corporation may be adversely affected by such competition. In particular, no assurances can be given that additional direct competitors to the Corporation may not be formed or that the Corporation may not lose some or all of its arrangements with its loyalty program partners, including its key loyalty program partners, thereby decreasing its ability to compete and operate as a viable business.

Loyalty partners may have, or may develop, in-house business solutions departments that could take responsibility for work currently being done by the Corporation.

Any competition or adverse change in the business relationship described above could have a material adverse impact on the Corporation’s business, operations and prospects.

Intangible Property

The Corporation has built a significant brand and reputation around the “Points.com” name. The Corporation’s operating subsidiary, Points.com Inc., maintains a trademark registration for POINTS.COM which provides it with the certain exclusive rights. This registration is renewable in perpetuity.

As a technology supported business, the Corporation maintains a significant software base that is continually evolving. This software base is critical to the operation of the business.

The Corporation maintains a patent application portfolio covering four different inventions. At the end of 2008, the Corporation undertook a strategic review of its patent application portfolio and determined that certain applications did not support the strategic goals of the Corporation and should be abandoned. Although management believes the portfolio is valuable and has decided to continue the prosecution of selected applications, the portfolio is not considered to be critical to the success of the Corporation’s business.

Seasonality

The Corporation’s operations are moderately influenced by seasonality. One partner’s Elite product is only available to their loyalty program’s consumers from late January to mid April with most of the activity occurring during February and March. In addition, the Corporation experiences slightly higher activity in October through December on its Points.com portal as its members Redeem their miles or points for gift certificates before the December holidays. During July and August, the Corporation experiences a slight decline in activity on the majority of its products as fewer consumers are online transacting miles and points. This modest decline (per product) has occurred in each of the past four years.

Economic Dependence

The Corporation is highly dependent on certain key partners. For the year ended December 31, 2008, two of the Corporation’s loyalty program partners represented 78% of the Corporation’s consolidated revenue. The loss of any one or more of the Corporation’s key loyalty program partners could have a material adverse affect on the Corporation’s business, revenues, operating results and financial condition.

Changes to Contracts

There can be no assurance that the Corporation will be successful in maintaining its existing contractual relationships with its loyalty program partners. The Corporation’s loyalty program partners have in the past, and may in the future, negotiate arrangements that are short-term and subject to renewal, non-exclusive and/or terminable at the option of the partner on relatively short notice without penalty. Loyalty program partners that have not provided a long-term commitment or guarantee of exclusivity, or that have the ability to terminate on short notice, may exercise this flexibility to end their relationship with the Corporation or to negotiate from time to time more preferential financial and other terms than originally contracted for. The Corporation cannot ensure that such negotiations will not have an adverse affect on the financial condition or results of operations of the Corporation.

Employees

As at December 31, 2008, the Corporation had 97 full-time employees and 18 short-term contractors.

REORGANIZATIONS

On January 1, 2009, the Corporation’s principal operating subsidiary, Points.com Inc., amalgamated with two other inactive subsidiaries, Points.com Holdings Inc. and Exponential Entertainment Inc. The amalgamated entity retained the name Points.com Inc.

RISK FACTORS

Investing in Internet-based businesses can have a high degree of business risk. In addition to the other information contained in this AIF, investors should carefully consider the risk factors set out under the heading “Risk and Uncertainties” in the MD&A (which are incorporated into this AIF by reference) prior to making an investment decision with respect to the Corporation.

DIVIDENDS

The Corporation has not declared or paid any dividends to its shareholders. The Corporation will retain earnings for general corporate purposes to promote future growth. As such, the board of directors of the Corporation does not anticipate paying any dividends for the foreseeable future. The board of directors may review this policy from time to time, having regard to the Corporation’s financial condition, financing requirements and other relevant factors.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The Corporation’s share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series, of which five series consisting of one share each have been authorized. As at the date hereof, 149,820,940 Common Shares are outstanding. The previously outstanding Series One Preferred Share was converted into one Common Share in April 2006, and the previously outstanding Series Two and Four Preferred Shares were converted into Common Shares as part of the offering described in the section above titled “General Development of the Business”.

The Common Shares carry one vote per share, are entitled to dividends if, as and when declared by the board of directors of the Corporation and participate rateably on any liquidation, dissolution or winding up of the Corporation.

MARKET FOR SECURITIES

The Corporation’s Common Shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “PTS.” The Corporation’s Common Shares are also quoted on the U.S. Over-The-Counter (OTC) Bulletin Board under the symbol “PTSEF”. The following table shows the monthly price ranges and volumes for the Common Shares traded through the TSX in Canadian dollars:

Fiscal 2008	High	Low	Close	Volume

December	$0.49	$0.31	$0.45	2,881,596
November	$0.65	$0.25	$0.45	3,605,143
October	$0.75	$0.40	$0.49	6,241,756
September	$0.96	$0.45	$0.58	8,202,381
August	$1.10	$0.80	$0.81	6,736,395
July	$1.22	$0.90	$1.10	7,807,498
June	$1.64	$1.07	$1.22	15,978,195
May	$2.15	$1.42	$1.44	12,068,676
April	$2.75	$1.75	$1.84	7,664,867
March	$2.96	$2.20	$2.62	4,813,476
February	$3.39	$2.50	$3.08	9,442,239
January	$4.30	$1.75	$2.60	13,137,335

DIRECTORS AND EXECUTIVE OFFICERS

Current Directors

Information regarding the name, occupation and security holding of the Corporation’s directors is set forth under the heading “Election of Directors” in the MIC (which information is incorporated into this AIF by reference).

Current Executive Officers

The following table sets forth the name, province of residence, and current and five-year historic occupations of the executive officers of the Corporation.

Name Title	Province of Residence		Principal Occupation within the Preceding Five Years (current and for past five years unless otherwise noted)

T. Robert MacLean Chief Executive Officer	Ontario	Chief Executive Officer, ternational Ltd. and Points Points In .com Inc.

Christopher J.D. Barnard President	Ontario	President, Points International Ltd. and Points.com Inc.

Robert Borden Chief Marketing Officer	Ontario	•	Chief Marketing Officer, Points International Ltd. and Points.com Inc. (Aug. 2008 to present)
		•	General Manager – Loyalty and Relationship Marketing, Online Services Business, Microsoft Corporation (Apr. 2006 to Dec. 2007)
		•	President, Delta Loyalty Management Services, Inc. and SkyMiles Program Director, Delta AirLines, Inc. (Jul. 2001 to Jul. 2004)

Erika Boyd Vice President, Human Resources	Ontario	•	Vice President, Human Resources, Points International Ltd. and Points.com Inc. (Jan. 2007 to present)
		•	Director, Human Resources, Points.com Inc. (Feb. 2004 to Jan. 2007)
		•	Director, Human Resources, OnX Enterprise Solutions (Feb. 2000 to Oct. 2003)

Anthony Lam Chief Financial Officer	Ontario	•	Chief Financial Officer, Points International Ltd. and Points.com Inc. (Apr. 2007 to present)
		•	Controller/Director of Treasury and Taxation, Cryptologic Inc. (Aug. 2002 to Mar. 2007)

Peter Lockhard Senior Vice President, Product	Ontario	•	Senior Vice President, Product, Points International Ltd. and Points.com Inc. (Jan. 2008 to present)
		•	Senior Vice President, Partners Points International Ltd. and Points.com Inc. (Jan. 2007 to Jan. 2008)
	0	•	Vice President, Points International Ltd. and Points.com Inc. (Jan. 2005 to Jan. 2007)
		•	Managing Director, Aquiam Partners Ltd. (May 2001 to Dec. 2004)

Brian Miller Chief Information Officer	Ontario	•	Chief Information Officer, Points International Ltd. and Points.com Inc. (Apr. 2006 to present)
		•	Vice President, Online Systems, Indigo Books & Music Inc. (Feb. 2005 to Mar. 2006)
		•	Vice President, IT Solutions, Atlas Cold Storage Inc. (Feb 2003 to June 2004)

Security Holdings

As of the date of this AIF, as a group, the directors and executive officers of the Corporation beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 5,262,829 Common Shares representing approximately 3.51% of the issued and outstanding Common Shares.

AUDIT COMMITTEE

Audit Committee Charter

A copy of the Audit Committee’s mandate is attached hereto as Appendix A.

Composition of the Audit Committee

The Audit Committee is currently comprised of Douglas Carty (Chair), Stephen Bannon and John Thompson. Each member of the Audit Committee is independent and has represented to the Corporation that he is financially literate within the meaning of NI 52-110.

Relevant Education and Experience

Mr. Carty (Chair) holds a Master of Business Administration from the University of Western Ontario (subsequently renamed the Ivey School of Business) and a Bachelor of Arts (Honours) from Queen’s University. As disclosed in the Management Information Circular, Mr. Carty has held several senior executive positions of public companies that are directly relevant to his performance as Chair of the Audit Committee.

Mr. Bannon has a Masters of Business Administration from Harvard Business School. Mr. Bannon has extensive recent experience as a chairman, director and senior officer of several entertainment, media and technology companies. Prior to this, Mr. Bannon had a lengthy career as an investment banker, including as a Vice President of Goldman Sachs, Inc.

Mr. Thompson holds an Honours Business Administration degree from the Ivey School of Business at the University of Western Ontario. Mr. Thompson is also a Chartered Accountant. Mr. Thompson has 28 years of executive experience.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation’s external auditor in the last two fiscal years are as follows:

Auditor Fees	2008 ($)	2007 ($)

Audit Fees	254,772	103,412
Audit-Related Fees	54,495	29,500
Tax Fees	22,813	28,320
All Other Fees	189,912	Nil
Total	521,992	161,232

Corporate Cease Trade Orders or Bankruptcies

Details of any applicable cease trade orders, bankruptcies, penalties or sanctions are described under the heading “Corporate Cease Trade Orders or Bankruptcies” in the MIC (which information is incorporated into this AIF by reference).

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except for the bought deal financing described above under the Section titled “General Development of the Business”, no director, executive officer or other insider of the Corporation was party to any material transactions with the Corporation or any subsidiary thereof in the last three most recently completed financial years or to date in the current financial year.

TRANSFER AGENT

Computershare Trust Company of Canada
100 University Ave., 9th Floor
Toronto, ON M5J 2Y1
Canada

INTEREST OF EXPERTS

Deloitte & Touche LLP, the external auditor of the Corporation, reported on the fiscal 2008 audited consolidated financial statements. Deloitte & Touche LLP has confirmed to the Corporation that it is independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario, and the rules and standards of the Public Company Accounting Oversight Board of the United States and the applicable securities laws and regulations administered by the Securities and Exchange Commission of the United States.

ADDITIONAL INFORMATION

Additional information about the Corporation can be found at www.sedar.com or www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Management Information Circular.

Additional information can also be found in the Corporation’s 2008 Annual Report which includes the 2008 audited consolidated financial statements and the MD&A.

APPENDIX A

AUDIT COMMITTEE MANDATE

1.	ESTABLISHMENT OF COMMITTEE

	1.1	Establishment of the Audit Committee Confirmed

The establishment of the audit committee of the board of directors of Points International Ltd., is hereby confirmed with the purpose, constitutions and responsibilities herein set forth.

	1.2	Certain Definitions

In this mandate:

		(a)	“Board” means the board of directors of Points International;

		(b)	“Chair” means the chair of the Committee;

		(c)	“Committee” means the audit committee of the Board;

		(d)	“Director” means a member of the Board;

		(e)	“External Auditor” means the person occupying the office of auditor of the Corporation in accordance with the Canada Business Corporations Act;

		(f)	“Internal Auditor” means the person responsible for the internal audit function with respect to Points International;

		(g)	“Mandate” means this written mandate of the Committee and any such mandate for the Committee which the Board resolves from time to time shall be the mandate of the Committee; and

		(h)	“Points International” means Points International Ltd.

2.	PURPOSE AND OBJECTIVE

	2.1	Purpose

The Committee’s purpose is to assist the Board in the discharge of its obligations in connection with:

		(a)	the integrity of the company’s financial statements;

		(b)	the company’s compliance with legal and regulatory requirements;

		(c)	the independent auditor’s qualifications and independence; and

		(d)	the integrity of the company’s internal control and management information systems.

	2.2	Discharge of Responsibilities

The Audit Committee will primarily fulfill its responsibilities by carrying out the activities enumerated in Section 9 of this Mandate.

3.	AUTHORITY AND OUTSIDE ADVISERS

The Board authorizes the Committee, within the scope of its responsibilities, to seek information it requires from any employee.

The Committee shall also have the authority to retain (and terminate) such outside legal, accounting or other advisors as it may consider appropriate and shall not be required to obtain the approval of the Board in order to retain or compensate such advisors. The Committee shall have sole authority to approve related fees and retention terms.

4.	COMMITTEE MEMBERSHIP

	4.1	Number of Members

The Committee shall consist of not fewer than three Directors.

	4.2	Independence of Members

The members of the Committee shall be independent directors as defined in NI 52-110.

	4.3	Financial Literacy

(a) Requirement - Each member of the Committee shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee.

(b)

Definition - “Financially literate” shall mean that the Director has the ability to read and understand a set of financial statements that present the breadth and complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

	4.4	Accounting or Related Financial Experience

(a) an understanding of the accounting principles used by the Company to prepare its financial statements;

(b) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities; and

(d) an understanding of internal controls and procedures for financial reporting.

	4.5	Annual Appointment of Members

The members of the Committee shall be appointed by the Board. The appointment of members of the Committee shall take place annually at the first meeting of the Board after a meeting of the shareholders at which Directors are elected, provided that if the appointment of members of the Committee is not so made, the Directors who are then serving as members of the Committee shall continue as members of the Committee until their successors are appointed.

	4.6	Vacancy

The Board may appoint a member to fill a vacancy which occurs in the Committee between annual elections of Directors.

5.	COMMITTEE CHAIR

	5.1	Board to Appoint Chair

The Board shall appoint the Chair from the members of the Committee (or if it fails to do so, the members of the Committee shall appoint the Chair from among its members). If, at any meeting, the Chair is not in attendance, then the lead director, if any, shall be responsible for chairing the meeting and for delivering a casting vote, as necessary.

	5.2	Chair to be Appointed Annually

The designation of its Chair shall take place annually at the first meeting of the Board after a meeting of the members at which Directors are elected, provided that if the designation of Chair is not so made, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

	5.3	Casting Vote

In case of an equality of votes, the Chair in addition to his original vote shall have a second or casting vote.

6.	COMMITTEE MEETINGS

	6.1	Quorum

A quorum of the Committee shall be a majority of its members. No business shall be transacted by the Committee except at a meeting at which a quorum of the Committee is present.

	6.2	Secretary

The Secretary of the Committee will be the Secretary of the Board, unless otherwise appointed by the Chair. The Secretary may, but need not, be a member of the Committee.

	6.3	Time and Place of Meetings

 The time and place of the meetings of the Committee and the calling of meetings and the procedure in all things at such meetings shall be determined by the Committee; provided, however, the Committee shall meet at least quarterly. In addition, meetings may be called by any member of the Committee or by the External Auditor on not less than 72 hours’ notice unless such notice is waived by all members of the Committee and by the External Auditor.

	6.4	Right to Vote

Each member of the Committee shall have the right to vote on matters that come before the Committee.

	6.5	Invitees

The External Auditor, the Chief Executive Officer and the Chief Financial Officer of Points International shall be entitled to receive notice of and to be heard at each meeting of the

Committee, as non-voting observers. The Committee may additionally invite Directors, officers and employees of Points International or any other person to attend meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee.

	6.6	Non-Management Sessions

 As part of each meeting of the Committee at which the Committee recommends that the Board approve the annual audited financial statements or at which the Committee reviews the interim financial statements, the Committee shall meet separately with each of:

(a) management; and

(b) the External Auditor.

In addition, at the conclusion of all other meetings of the Committee, the non-management directors shall meet without any member of management being present (including any Director who is a member of management). No minutes of the non-management sessions will be taken unless the Chair of the meeting requests in writing that the discussion be added to the meeting minutes.

7.	OUTSIDE ADVISERS

	7.1	Retaining and Compensating Advisers

The Committee may retain such outside legal, accounting or other advisers as it may consider necessary to carry out its duties and shall not be required to obtain the approval of the Board in order to retain or compensate such advisers.

8.	REMUNERATION OF COMMITTEE MEMBERS

	8.1	Director Fees Only

No member of the Committee may earn fees from Points International or any of its subsidiaries other than directors’ fees (which fees may include cash and/or shares or options or other in-kind consideration ordinarily available to Directors, as well as all of the regular benefits that other Directors receive).

	8.2	Other Payments

For greater certainty, no member of the Committee shall accept any consulting, advisory or other compensatory fee from Points International and its affiliates.

9.	DUTIES AND RESPONSIBILITIES OF THE COMMITTEE

	9.1	Financial and Related Information

(a)

Financial Reporting - The Committee shall only review annual and interim financial reports and related financial documents for release to the public after the External Auditor has reviewed such material (if applicable) and the Chief Financial Officer has completed and signed a disclosure checklist in the form attached as Schedule B. The Committee must be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and must periodically assess the adequacy of those procedures.

(b)

Annual Financial Statements - The Committee shall review and discuss with management and the External Auditor, Points International’s annual financial statements and related MD&A and report thereon to the Board before the Board approves those statements.

(c)

Interim Financial Statements - The Committee shall review and discuss with management and the External Auditor, Points International’s interim financial statements and related MD&A before they are released.

(d)	Accounting Treatment - The Committee shall review and discuss with management and the External Auditor on a timely basis:

i.

major issues regarding accounting policies, principles and financial statement presentations, including any significant changes in Points International’s selection or application of accounting principles and major issues as to the adequacy of Points International’s internal controls and any special audit steps adopted in light of material control deficiencies;

ii.

analyses prepared by management and the External Auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative GAAP methods on the financial statements;

iii.

the effect on the financial statements of Points International of regulatory and accounting initiatives and issues, as well as off-balance sheet transactions, structures, obligations (including contingent obligations) and other relationships of Points International with unconsolidated entities or other persons that have a material current or future effect on the financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses of Points International;

	iv.	the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented;

	v.	any financial information or financial statements in prospectuses and other offering documents;

vi.

the management certifications of the financial statements as may be required by applicable securities laws in Canada or otherwise, and all certifications and reports of any disclosure committee established by management from time to time; and

	vii.	any other relevant reports or financial information submitted by Points International to any governmental body, or the public.

(e)	Discussion of Accounting Treatments - The Committee shall have direct communication channels with the External Auditor to discuss and review specific issues as appropriate.

(f)	Disclosure of Other Financial Information - The Committee shall discuss with management and the External Auditor:

i.

the types of information to be disclosed and the type of presentation to be made in connection with earnings press releases paying particular attention to any use of “pro forma” or “adjusted” non-GAAP, information; and

		ii.	financial information and earnings guidance (if any) provided to analysts and rating agencies.

(g)

Review of Communications - The Committee shall review with the External Auditor all material written communication between the External Auditor and management including, but not limited to, the management letter and schedule of unadjusted differences.

9.2	External Auditor

(a)

Authority with Respect to External Auditor - As the representative of Points International’s shareholders, the Committee shall be directly responsible for Points International’s relationship with the External Auditor for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company (including the resolution of disagreements between management and the external auditor regarding financial reporting). In this capacity, the Committee shall have sole responsibility for recommending to the Board the person to be proposed to Points International’s shareholders for appointment as external auditor and whether at any time the incumbent external auditor should be removed from office as well as the compensation of the external auditor. The Committee shall require the External Auditor to acknowledge in its engagement letter each year that the External Auditor is accountable to the Board and the Committee as representatives of shareholders.

(b)

Competency of External Auditor - Once each year (and otherwise as the Chair may consider appropriate) the Committee shall review with the External Auditor its performance and that of the lead audit partner and obtain and review a report by the External Auditor describing:

		i.	the External Auditor’s internal quality-control procedures;

ii.

peer review, of the External Auditor’s firm or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the External Auditor’s firm, and any steps taken to deal with any such issues;

		iii.	all material relationships between the External Auditor and Points International (for the purposes of assessing the auditor’s independence); and

		iv.	to review annually with the External Auditor its performance and that of its lead audit partner.

	(c)	Review of Audit Problems - The Committee shall review with the External Auditor any audit problems or difficulties and management’s response.

	(d)	Independence - The Committee shall satisfy itself as to the independence of the External Auditor. As part of this process:

i.

The Committee shall require the External Auditor to submit on a periodic basis to the Committee, a formal written statement delineating all relationships between the External Auditor and Points International and that the Committee is responsible for actively engaging in a dialogue with the External Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the External Auditor and for recommending that the Board take appropriate action in response to the External Auditors’ report to satisfy itself of the External Auditors’ independence; and

ii.

The Committee shall approve any non-audit services provided by the External Auditor and may delegate such approval authority to one or more of its independent members, all in accordance with NI 52-110.

	9.3	Management Response

The Committee shall obtain management’s response to significant remarks or findings of the External Auditor and shall follow-up as required on the status of the implementation of corrective measures.

	9.4	Related Party Transactions

The Committee shall review and approve all related party transactions in which Points International is involved or which Points International proposes to enter into.

	9.5	Risk Assessment, Risk Management and Internal Control

(a)

The Committee shall gain an understanding of Points International’s business and shall discuss Points International’s major financial risk exposures and the steps management has taken to monitor and control such exposures.

(b) The Committee shall assess and evaluate management’s internal control plan.

(c) The Committee shall obtain regular updates from management and legal counsel regarding compliance matters.

	9.6	Other Matters

The Committee shall perform any other activities consistent with this Mandate, Points International’s by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

10.	WHISTLE BLOWING

	10.1	Procedure

The Committee shall be responsible for reviewing and evaluating the Company’s procedures for:

(a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls or auditing matters; and

(b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

11.	HIRING PRACTICES

	11.1	Hiring Policies

The Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

12.	REPORTING TO THE BOARD

	12.1	Regular Reporting

The Committee shall report to the Board following each meeting of the Committee and at such other times as the Chair may determine to be appropriate (provided that the Committee shall report to the Board at least four times per year) and shall ensure that the Board is made aware of matters that may significantly affect the financial condition or affairs of Points International.

13.	EVALUATION OF COMMITTEE PERFORMANCE

	13.1	Establish Process

The Board shall establish a process for all committees of the Board for assessing the performance of such committees on a regular basis and, once established, the Committee shall follow such process in assessing its performance.

	13.2	Amendments to Mandate

(a) Review by Audit Committee - The Committee shall recommend to the Board on an annual basis, any amendments it considers desirable to this mandate.

(b) Review by Board - The Board will review and reassess the adequacy of the Mandate on an annual basis and at such other times as it considers appropriate.